SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-20078
CUSIP Number: 704683 10 1

NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
             [ ] Form 10-Q     [ ] Form N-SAR

For Period Ended: December 31, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates: N/A


PART I.  REGISTRANT INFORMATION

Full name of registrant: THE PEAK TECHNOLOGIES GROUP, INC.

Former name if applicable:

Address of principal executive office:	600 Madison Avenue

City, State and Zip Code:	New York, New York 10022


PART II.  RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountants's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

<PAGE 2>

PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

Delays in finalizing financial information from certain of the registrant's consolidated subsidiaries in Europe resulted in the registrant experiencing delays in completing its consolidated financial statements for the fiscal year ended December 31, 1996. This inability to finalize the consolidated financial statement has also prevented the registrant from completing related disclosures throughout the Form 10-K.


PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this negotiation.


EDWARD A. STEVENS          410                    312-6002
-----------------          ---                    --------

    (Name)             (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

             [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X] Yes        [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Part IV - Other Information.

<PAGE 3>

THE PEAK TECHNOLOGIES GROUP, INC.
(Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1997          By:  /s/ Edward A. Stevens
                                   ---------------------
                                      Edward A. Stevens
                                      Executive Vice President,
                                      Chief Financial Officer,
                                      and Chief Accounting Officer

<PAGE 4>

THE PEAK TECHNOLOGIES GROUP, INC.
FORM 12b-25
REPORT ON FORM 10-K FOR THE
FISCAL YEAR ENDED DECEMBER 31, 1996
MARCH 31, 1997


PART IV - OTHER INFORMATION - SECTION 3


The registrant currently estimates that it will report consolidated results of operations substantially as follows:

                            Year Ended
                    December 31,   December 31,
                        1996           1995
                   ----------------------------
Net income (loss)  $   (12,559)      $   6,350
                   ============	     ==========


The majority of the change in net income results primarily from the Company's shortfall in achieving its revenue expectation for the second half of 1996. Another significant part of the change in net income was due to the restructuring charge the Company incurred in the fourth quarter of 1996.